UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

17 June 2026, London UK

Utebzi (tebipenem pivoxil) approved in the US for adults with complicated urinary tract infections (cUTIs)

●  First and only oral carbapenem antibiotic approved in the US
●  Approval based on PIVOT-PO trial demonstrating non-inferiority compared to intravenous treatment[1]
●  More than 3 million cases of cUTIs are treated annually in the US[2] with up to a third of patients impacted by resistant infections[3]

GSK plc (LSE/NYSE: GSK) and Spero Therapeutics (Nasdaq: SPRO) today announced that the US Food and Drug Administration (FDA) has approved Utebzi, an oral antibiotic for the treatment of complicated urinary tract infections (cUTIs) including pyelonephritis[i], caused by certain susceptible pathogens[ii] in adult patients who have limited or no alternative oral treatment options. This is the first and only oral carbapenem antibiotic approved for these patients. This approval is a result of GSK's development and exclusive global licensing agreement (excluding select Asian territories) with Spero Therapeutics.[4]

There are more than 3 million cases of cUTI in the US annually and treatment failure impacts up to 34% of patients.2,3 Often caused by multidrug-resistant pathogens,[5] these infections account for over $6 billion per year in healthcare costs.[6] Carbapenems are the standard treatment for severe or resistant infections, but until now have only been available through intravenous administration[7], increasing hospital resource use and reducing patients' quality of life.[8] Tebipenem pivoxil offers the potential for an effective oral alternative taken outside of a hospital setting.

Tony Wood, Chief Scientific Officer, GSK, said: "With antibiotic resistance continuing to rise, patients and healthcare professionals need new treatment options. The approval of Utebzi provides the first and only oral carbapenem antibiotic for appropriate adults with complicated UTIs, a solution that could help reduce reliance on hospital-based intravenous care and support efforts to address resistant infections."

Dr. Bilal Chughtai, Chief of Urology at Plainview Hospital, Northwell Health and Associate Professor of Urology at the Zucker School of Medicine at Hofstra/Northwell, said: "For patients with complicated urinary tract infections (cUTIs) and their caregivers, this approval is a major milestone as today's standard of care places a serious burden on them and hospitals. A new effective oral treatment offering an alternative option to intravenous care has the potential to enable more treatment in the outpatient settings with the ambition to improve their experience."

Esther Rajavelu, President and Chief Executive Officer, Spero Therapeutics added: "The FDA approval of tebipenem pivoxil marks the culmination of more than a decade of dedication from our team, partners, and, most importantly, the patients who placed their trust in this program. We are proud to reach this important milestone. Through our partnership with GSK, we look forward to this much-needed oral treatment option reaching cUTI patients to help reduce the burden of the disease."

This approval is supported by positive results from the PIVOT-PO phase III trial, which demonstrated non-inferiority of tebipenem pivoxil compared to intravenous imipenem-cilastatin in hospitalised patients with cUTI, including pyelonephritis, based on the overall response (composite of clinical cure plus microbiological eradication) at the test of cure visit. Tebipenem pivoxil (oral, 600 mg) achieved a 58.5% overall success rate (261/446 participants) compared to 60.2% overall success rate (291/483 participants) for imipenem-cilastatin (intravenous, 500 mg) (adjusted treatment difference: −1.3%; 95% CI: −7.5%, 4.8%).

The safety profile of tebipenem pivoxil was generally similar to that of imipenem-cilastatin and other carbapenem antibiotics. The most frequently reported adverse events (in ≥3% of patients) were diarrhoea and headache; these events were all mild or moderate and non-serious.1

Tebipenem pivoxil is anticipated to be made available to US patients by the end of 2026. With this approval, GSK builds on recent advances in its growing anti-infectives portfolio.

This approval confirms the successful and productive collaboration between GSK and Spero Therapeutics. The development of tebipenem pivoxil has been supported in part with federal funds from the US Department of Health and Human Services; Administration for Strategic Preparedness and Response; Biomedical Advanced Research and Development Authority (BARDA), under contract numbers HHSO100201800015C and HHSO100201300011C.

About tebipenem pivoxil
Tebipenem pivoxil was developed in collaboration with Spero Therapeutics4 for the treatment of cUTIs, including pyelonephritis. In September 2022, GSK entered into an exclusive license agreement with Spero Therapeutics for the development and commercialisation in all markets, except certain Asian territories. Under this agreement, GSK sub-licensed back to Spero Therapeutics the rights and responsibility to conduct certain development work, including the PIVOT-PO phase III study. The sponsorship of the New Drug Application has been transferred to GSK. As part of the license agreement, tebipenem pivoxil has received Qualified Infectious Disease Product and Fast Track designations from the US FDA.

The US Prescribing Information will be available here [https://gskpro.com/content/dam/global/hcpportal/en_US/Prescribing_Information/Utebzi/pdf/UTEBZI-PI-PIL.PDF]

About the PIVOT-PO trial
The PIVOT-PO trial was a global, randomised, double-blind, pivotal, non-inferiority (NI margin: -10%) phase III trial evaluating the potential of oral tebipenem pivoxil compared to IV imipenem-cilastatin, in hospitalised adult patients with complicated urinary tract infections, including acute pyelonephritis. Patients were randomised 1:1 to receive tebipenem pivoxil (600 mg) orally every six hours, or imipenem-cilastatin (500 mg) IV every six hours, for a total of seven to ten days. Dose adjustments were made for patients with reduced renal function. Matching placebos were used to maintain blinding. The primary efficacy endpoint was composite response (combined per-patient clinical cure and microbiological response) at the test-of-cure visit (about 17 days from first dose administration of study drug) in patients with qualifying pathogens susceptible to imipenem. The trial enrolled a total of 1,690 patients, with randomisation stratified by age, baseline diagnosis (cUTI or acute pyelonephritis), and the presence or absence of urinary tract instrumentation. For further details on the trial, refer to clinicaltrials.gov identifier NCT06059846.[9]

About complicated urinary tract infections (cUTIs)
cUTIs are broadly described as any UTI that carries an increased risk of morbidity and mortality.5 Definitions of cUTIs are not currently uniform among international societies and regulatory agencies. cUTIs encompass a heterogeneous patient population due to the wide range of host factors, comorbidities and urological abnormalities associated with cUTIs. Risk factors for cUTIs include indwelling catheters, ureteric stents, neurogenic bladder, obstructive uropathy, urinary retention, urinary diversion, kidney stones, diabetes mellitus, immune deficiency, urinary tract modification and UTIs in renal transplant patients.[10],[11],[12],[13]

GSK in infectious diseases
GSK has pioneered innovation in infectious diseases for over 70 years, and the Company's pipeline of medicines and vaccines is one of the largest and most diverse in the industry, with a goal of developing preventive and therapeutic treatments for multiple disease areas or diseases with high unmet need globally. Our expertise and capabilities in infectious disease strongly position us to help prevent and treat disease and potentially mitigate the challenge of antimicrobial resistance. The approval of tebipenem pivoxil continues the momentum for our anti-infectives portfolio.

About Spero Therapeutics
Spero Therapeutics, headquartered in Cambridge, Massachusetts, is a clinical-stage biopharmaceutical company focused on identifying and developing novel treatments for rare diseases and diseases with high unmet need. For more information, visit www.sperotherapeutics.com.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Simon Moore	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
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	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025, and GSK's Q1 Results for 2026.

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References

[i] Pyelonephritis is a specific type of UTI that has travelled up the urinary tract to infect one or both kidneys.
[ii] Escherichia coli, Klebsiella pneumoniae, Enterobacter cloacae species complex, Klebsiella oxytoca, and Enterococcus faecalis.

[1] GSK press release, Positive PIVOT-PO phase III data show tebipenem HBr's potential as the first oral carbapenem antibiotic for patients with complicated urinary tract infections (cUTIs), October 2025.
[2] Carreno JJ, et al. Longitudinal, nationwide, cohort study to assess incidence, outcomes, and costs associated with complicated urinary tract infection. Open Forum Infect Dis. 2019;7:ofil446. doi: 10.1093/ofid/ofz446.
[3] Lodise TP, et al. Retrospective Cohort Study of the 12-Month Epidemiology, Treatment Patterns, Outcomes, and Health Care Costs Among Adult Patients With Complicated Urinary Tract Infections. Open Forum Infect Dis. 2022 Jun 20;9(7):ofac307. doi: 10.1093/ofid/ofac307.
[4] GSK press release, GSK and Spero Therapeutics announce exclusive licence agreement for tebipenem HBr, a late-stage antibiotic that may treat complicated urinary tract infections, 22 September 2022.
[5] Sabih A, Leslie SW. Complicated urinary tract infections in StatPearls. 2023. StatPearls, Treasure Island, FL, USA.
[6] Lodise TP, et al. Hospital admission patterns of adult patients with complicated urinary tract infections who present to the hospital by disease acuity and comorbid conditions: How many admissions are potentially avoidable? Am J Infect Control. 2021;49(12):1528-1534.
[7] Eckburg PB, et al. Oral tebipenem pivoxil hydrobromide in complicated urinary tract infection. New England Journal of Medicine,.2022;386:1327-1338. doi: 10.1056/NEJMoa2105462.
[8] NHS. Reducing complications with a prolonged hospital stay. 2024. Available from: https://www.plymouthhospitals.nhs.uk/display-pil/pil-reducing-complications-with-a-prolonged-hospital-stay-6686. Last accessed: June 2026.
[9] CT.gov. A Study of Oral Tebipenem Pivoxil Hydrobromide (TBP-PI-HBr) Compared to Intravenous Imipenem-cilastatin in Participants With Complicated Urinary Tract Infection (cUTI) or Acute Pyelonephritis (AP) (PIVOT-PO), last updated on 01 July 2025.
[10] Bonkat G, et al. Keep it Simple: A Proposal for a New Definition of Uncomplicated and Complicated Urinary Tract Infections from the EAU Urological Infections Guidelines Panel. Eur Urol. 2024;86(3):195-197.
[11] Wagenlehner FME, et al. Epidemiology, definition and treatment of complicated urinary tract infections. Nat Rev Urol. 2020;17(10):586-600.
[12] Gomila A, et al. Predictive factors for multidrug-resistant gram-negative bacteria among hospitalised patients with complicated urinary tract infections. Antimicrob Resist Infect Control. 2018;7:111.
[13] Altunal N, et al. Ureteral stent infections: a prospective study. Braz J Infect Dis. 2017;21(3):361-364.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 17, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc